UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 7

Under the Securities Exchange Act of 1934

Cornell Companies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)
219141108

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2009

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D/A

CUSIP No. 219141108	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 576,200 (see Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 576,200 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,200 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,600 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 797,600 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,600 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

CUSIP No. 219141108	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 624,319 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 624,319 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,319 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Channel Partnership II, L.P. 22-3215653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,800 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 30,800 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,519 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 1,200,519 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,519 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 219141108	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,600 (see Item 5)
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 797,600 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,600 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D/A

CUSIP No. 219141108	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,800 (see Item 5)
	8	SHARED VOTING POWER 1,998,119 (see Item 5)
	9	SOLE DISPOSITIVE POWER 30,800 (see Item 5)
	10	SHARED DISPOSITIVE POWER 1,998,119 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,998,119 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 9 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 1,998,119 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 1,998,119 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,998,119 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 219141108	Page 10 of 11 Pages

This Amendment No. 7 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on December 6, 2006 and as further amended by Amendment No.1 filed on January 17, 2007, Amendment No. 2 filed on January 19, 2007, Amendment No.3 filed on March 15, 2007, Amendment No. 4 filed on April 3, 2007, Amendment No. 5 filed on December 16, 2008, and Amendment No. 6 filed on March 11, 2009 (as so amended, the “Schedule 13D”), by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, par value $0.001 (the “Common Shares”), of Cornell Companies, Inc. (the “Issuer”), whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston, Texas 77027. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The securities reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $34,076,203 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Person who directly beneficially owns such securities.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) and (c) As of November 13, 2009, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,998,119  shares of Common Stock, constituting approximately 13.4% of the outstanding shares of shares of Common Stock (the percentage of shares owned being based upon 14,928,619 shares of Common Stock outstanding as of November 6, 2009, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended September 30, 2009, filed with the Commission on November 6, 2009). The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Wynnefield Partners	576,200	3.9%
Wynnefield Partners I	624,319	4.2%
Wynnefield Offshore	797,600	5.3%
Channel Partnership II	30,800	0.2%

WCM is the sole general partner of the Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.  Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own.

Each of Messrs. Obus and Landes, as co-managing members of WCM, has the power to direct the voting and disposition of the Common Stock that WCM may be deemed to beneficially own.  WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns.

WCI as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Each of Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as an executive officer of WCI, has the power to direct the voting and disposition of the Common Stock that WCI may be deemed to beneficially own.

Mr. Obus is the general partner of Channel and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Channel may be deemed to beneficially own. Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by Channel.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Statement for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) of 1,998,119 shares of Common Stock, constituting approximately 13.4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 14,928,619 shares of Common Stock outstanding as of November 6, 2009, as set forth in Issuer’s most recent report on Form 10-Q for the quarter ended September 30, 2009, filed with the Commission on November 6, 2009).

            The filing of this Statement and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Statement.

           The Wynnefield Reporting Persons have sold shares of Common Stock during the last 60 days, as follows;

Name	Date	Number of Shares	Price Per Share
Wynnefield Partners	November 13, 2009	120,000	$22
Wynnefield Partners I	November 13, 2009	300,000	$22
Wynnefield Offshore	November 13, 2009	100,000	$22

(d) and (e).  Not Applicable.

[Signature Page Follows:]

SCHEDULE 13D/A

CUSIP No. 219141108	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Date: November 17, 2009

Wynnefield Partners Small Cap Value, L.P. By: Wynnefield Capital Management, LLC, its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Wynnefield Partners Small Cap Value, L.P. I By: Wynnefield Capital Management, LLC, its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Wynnefield Partners Small Cap Value Offshore Fund, Ltd. By: Wynnefield Capital, Inc., its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

Wynnefield Capital Management, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

Channel Partnership II, L.P.

By:	/s/ Nelson Obus
Nelson Obus, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Individually

By:	/s/ Joshua H. Landes
Joshua H. Landes, Individually